UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of report (Date of earliest event reported): July 16, 2024 (July 12, 2024)

BAKER GLOBAL ASSET MANAGEMENT INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12228

New York

(State or other jurisdiction of incorporation or organization)

11-2432960

(I.R.S. Employer Identification No.)

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

(Full mailing address of principal executive offices)

(516) 931-1090
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On July 12, 2024, Baker Global Asset Management Inc. (the “Issuer”) conducted a final closing of the Issuer’s initial public offering (the “Offering”) under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which it sold 73,100 shares of the Issuer’s common stock at a price of $5.00 per share, for gross proceeds of $365,500. The Offering terminated on the same date pursuant to the terms of the Offering.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2024	BAKER GLOBAL ASSET MANAGEMENT INC.

/s/ William Thomas Baker
	Name:	William Thomas Baker
	Title:	Chief Executive Officer

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